CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash flows from operating activities:	
Net loss	$ (101,425)
Adjustments to reconcile net loss	
used in operating activities:	
Depreciation and amortization	36,283
Bad debt (recovery)	(10,478)
Deferred income tax provision	(28,800)
(Increase) decrease in operating assets:	
Securities owned, at fair value	4,640
Deposits with clearing organization	(339,375)
Receivable from clearing organizations	29,312
Receivables from employees	(202,220)
Prepaid expenses	3,204
Security deposits	(2,385)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(173,602)
Obligations under operating leases	13,082
Net cash used in operating activities	(771,764)
Cash flows from investing activities:	
Purchase of office equipment	(8,268)
Net cash used in investing activities	(8,268)
Cash flows from financing activities:	
Payments on finance leases	(3,268)
Proceeds of PPP loan	785,447
Common stock issued	238,088
Common stock repurchased	(41,063)
Net cash provided by financing activities	979,204
Net increase in cash	199,172
Cash at January 1, 2020	57,475
Cash at December 31, 2020	$ 256,647
Supplemental cash flow information:	
Interest paid	$ 8,998

The accompanying notes are an integral part of these financial statements